State of Delaware
Secretary of State
Division of Corporations
Delivered 07:49 PM 10/30/2017
FILED 07:49 PM 10/30/2017
SR 20176851736 - File Number 2893610

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

FOR

ARKADOS GROUP, INC.

Arkados Group, Inc. (the "Corporation"), organized and existing under and by virtue of the General Corporation Law of the State of Delaware, through its duly authorized officer and by authority of its Board of Directors, does hereby certify:

FIRST: By unanimous written consent of the Board of Directors of said Corporation, resolutions were duly adopted setting forth the proposed amendment of the Certificate of Incorporation of said Corporation, declaring such amendment to be advisable. The resolution setting forth the amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "First" to read in its entirety as set forth below:

FIRST

The name of the Corporation is Solbright Group, Inc.

SECOND: That, pursuant to Section 228 of the General Corporation Law of the State of Delaware, as of September 7, 2017, the Corporation obtained the consents in writing to the amendment as stated in the above resolution, signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize such amendment.

THIRD: Such amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.